March 16, 2021

Mr. Mark Brunhofer

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Nomura Holdings, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2020
Filed June 30, 2020
File No. 001-15270

Dear Mr. Brunhofer:

We refer to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated February 16, 2021 (the “Letter”) with respect to the annual report on Form 20-F of Nomura Holdings, Inc. (“Nomura”) for the year ended March 31, 2020 filed with the SEC on June 30, 2020 (the “Form 20-F”). Our responses to the Staff’s comments in the Letter are set forth below. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

Form 20-F for the Fiscal Year Ended March 31, 2020

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 48

1.

From your earnings conference call for the quarter ended September 30, 2020 held on October 28, 2020 and the accompanying slide deck (as well as the slide deck for your earnings conference call for the quarter ended December 31, 2020) we note your presentation of the following key performance indicators (KPIs) that do not appear to be presented and discussed in your Form 20-F:

•	From slide 8 (September quarter) and slide 9 (December quarter) for your Retail segment:

•	Recurring revenue assets and recurring revenue; and

•	Active clients;

•	From slide 11 (September quarter) and slide 12 (December quarter) for your Wholesale segment:

•	Cost-income ratio; and

•	Revenue as a percentage of modified risk-weighted assets.

As you identify these measures as KPIs, please represent to us that you will include them as well as a discussion of how they are derived, how you use them and why they changed period over period in your future filings on Form 20-F. Otherwise, tell us where you have made these disclosures or explain to us why such disclosure is not warranted.

Response:

We represent to you that we will include the business segment KPIs in future filings, beginning with our annual report on Form 20-F for the fiscal year ending March 31, 2021, to the extent these KPIs continue to be used by our management. For each KPI, we will include:

•	Relevant figures for the current and comparative periods (to the extent such KPIs were used in comparative periods);

•	A clear definition of the KPI and how it is calculated;

•

Statements indicating why management believes the KPI is a useful supplemental performance measure for investors and how management uses the metric in managing or monitoring the performance of the business; and

•

Other information called for by the rules and regulations of the SEC or under the guidance issued by the Staff or otherwise necessary in order to make the presentation of the KPI, in light of the circumstances under which it is presented, not misleading.

Results by Business Segment

Wholesale, page 55

2.

In the fourth paragraph and the last paragraph on page 56, you disclose that your net revenue figures for your Global Markets and Investment Banking business, respectively, are non-GAAP financial measures. Please address the following:

•

Provide us the reconciliations for these non-GAAP measures to the most directly comparable GAAP measures for each period presented as required by Item 10(e)(1)(i)(B) of Regulation S-K or tell us where you provided this reconciliation in your filing;

•

Confirm for us that the most directly comparable GAAP measure for your Investment Banking business is your “fees from investment banking” as presented in the table in Note 4 on page F-72 or explain to us why these amounts are not the most directly comparable GAAP measures; and

•

Tell us why you reflect each adjustment in the reconciliations requested in the first bullet above and explain how each does not represent a tailored recognition and measurement method as contemplated in Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The net revenue figures provided for our Global Markets and Investment Banking businesses represent a breakdown of total net revenue for our Wholesale Division. A reconciliation of these amounts to Wholesale total net revenue is provided on page 55.

As these net revenue amounts have been calculated in accordance with GAAP and are not subject to individually tailored or recognition or measurement methodologies or other adjustments, we would respectfully advise the Staff that we do not believe these are non-GAAP measures, consistent with the Staff’s response to Question 104.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures published by the Division of Corporate Finance.

We believe that these figures should not be treated as non-GAAP financial measures and will remove references to this as such in future filings, beginning with our annual report on Form 20-F for the fiscal year ending March 31, 2021.

Notes to the Consolidated Financial Statements

Note 1: Summary of accounting policies

Future accounting developments, page F-31

3.

You disclose the ¥15,662 million impact of adopting ASU 2016-13 on April 1, 2020 as it relates to financial instruments for which you elected the fair value option. We note similar disclosure on page F-13 of your Interim Operating and Financial Review for September 30, 2020 as provided as Exhibit 1 to your Form 6-K filed on December 18, 2020. Please provide us a summary of your accounting for the adoption of ASU 2016-13 for these financial instruments and reference for us the authoritative literature you relied upon to support your accounting.

Response:

Upon adoption of ASC 326, we elected the fair value option for certain loans and unfunded commitments previously originated or purchased by our Wholesale Division as permitted by ASC 326-10-65-1i, as added by ASU 2019-05. This election was made to allow us to more appropriately prospectively risk manage these positions through the impact of the COVID-19 global pandemic.

In your response, specifically tell us:

•	The principal amount and amortized cost of the loans receivables at March 31, 2020 that are now carried under the fair value option;

Response:

The principal amount and amortized cost of loans receivable within our Wholesale Division at March 31, 2020 for which we elected the fair value option at April 1, 2020 are shown in the following table:

	March 31, 2020		April 1, 2020

Instrument type	Principal Amount (millions of yen)	Amortized Cost(1) (millions of yen)	Fair Value (millions of yen)

Loans receivable	40,266	37,511	30,492

(1)	Amortized cost represents balance sheet carrying value less allowances for credit losses

•

The cause of the aggregate ¥9,774 million decrease in loans receivable explaining why fair value significantly below amortized cost is not indicative of impairment under the incurred loss model prior to adoption of ASU 2016-13;

Response:

The aggregate ¥9,774 million decrease in loans receivable between principal amount and estimated fair value at April 1, 2020 was primarily driven by the volatile credit markets and impact on credit spreads at such date as a result of the COVID-19 global pandemic. As part of our year end procedures and specifically as a result of the impact of the COVID-19 global pandemic, a detailed analysis of all individual loans and commitments within our Wholesale Division was performed to consider whether individual positions were impaired under the incurred loss model in effect prior to adoption of ASU 2016-13. As a result of such analysis, certain positions were identified as impaired and a charge recognized through earnings accordingly.

•	The composition of the ¥5,888 of other liabilities recorded and, to the extent applicable, the aggregate unfunded loan commitments underlying this liability;

Response:

The ¥5,888 million of other liabilities represents the total negative fair value amount recognized on the balance sheet against unfunded Wholesale loan commitments with an aggregate unfunded notional amount of ¥38,654 million.

•

Why you elected to treat these loans and loan commitments under the FVO as opposed to those you previously reflected under the FVO as well as those you continue to carry at amortized cost and your consideration for providing this disclosure in future financial statements under ASC 825-10-50-28a and 50-28b, or tell us where you have made this disclosure in your September 30, 2020 Interim Operating and Financial Review Report;

Response:

Such an election is consistent with the policy stated in Note 1 of our Form 20-F and elsewhere why we elect FVO for certain loans and commitments, namely to mitigate volatility in the consolidated statements of income caused by the difference in measurement basis that otherwise would arise between these positions and the derivatives used to risk manage these positions.

These loans receivable and loans commitments were primarily elected for the FVO in order to actively risk manage them on a prospective basis through the COVID-19 global pandemic. Active risk management for this purpose would consist of hedging these positions and also potentially selling certain positions within the portfolio if and when active markets and buyers return. The positions elected for the FVO were selected primarily based on the activity of the borrower, internal credit rating and from a credit and market risk perspective.

We note reference to the disclosure requirements under ASC 825-10-50-28a and 50-28b. We would advise that, since the reason for this election on April 1, 2020 was consistent with reasons for other previous and current FVO elections of loans and commitments, we did not believe that any further disclosure of the rationale for this specific election was separately required. We also believe our disclosure was sufficient because we specifically quantify and disclose the impact of this election on the balance sheet and retained earnings in our SAB 74 disclosure around recently adopted accounting developments in both our Form 20-F and September 30, 2020 Interim Operating and Financial Review Report.

•

Your consideration for providing the other disclosures from ASC 825-10-50-28 as well as those in 50-29 and 50-30 in future financial statements or tell us where you have made these disclosures in your September 30, 2020 Interim Operating and Financial Review Report.

Response:

Consistent with our above response, we note reference to the disclosure requirements under ASC 825-10-50-28c through 50-28f, as well as those in 50-29 and 50-30. We would advise that since the reason for this election on April 1, 2020 was consistent with reasons for other previous and current FVO elections of loans and commitments, we do not believe that any further disclosure of the rationale for this election is separately required.

Note 4: Revenue from services provided to customers

Revenue by type of service, page F-72

4.	We note your disaggregation of revenues from services provided to customers. Please address the following:

•

Tell us how your disaggregation provides information regarding the timing of revenue as stipulated in ASC 606-10-50-5 when, for example some of your fees as outlined beginning on page F-73 are recognized at a point in time while others are recognized over time;

Response:

We believe the tabular summary of revenue earned by us from providing services to customers by relevant line item provided on page F-72 supplemented by the detailed qualitative discussion of fees provided and our policies on recognizing revenues therefrom on F-73 provides sufficient information to users of our financial statements to understand the timing of how such fees are recognized as required by ASC 606-10-50-5.

•	Tell us your consideration for disclosing your revenue by product/service or group of product/service as stipulated in ASC 280-10-50-40 or tell us where you have made this disclosure.

Response:

We believe the quantitative tabular summary of revenues by types of service provided on page F-72 and supplemental qualitative discussion around which segments generate those revenues meets the requirements of ASC 280-10-50-40. However, in light of the Staff’s comment, we plan to enhance the footnotes to the consolidated financial statements in our future filings, beginning with our annual report on Form 20-F for the fiscal year ending March 31, 2021, to contain additional quantitative disclosure of this type.

In your response tell us your consideration of the following observations:

•	You provide revenue by product/service for your Retail segment in Item 5 on page 51, but do not provide this level of detail in the footnotes for either this segment or the entire company.

•

You do not appear to provide any level of granularity for revenue in your Asset Management segment other than non-interest revenue and interest revenue in Item 5 on page 53 and the segment Note 22 on page F-138. Although you do not appear to disclose revenue by type for this segment, we note that you disclose assets under management (AUM) by subsidiary on pages 53 and 54, but the disclosure of AUM and associated revenues by Investment Trust business and Investment Advisory business as presented on slide 9 in the quarterly slide deck accompanying your fiscal second quarter 2021 earnings call as available on your website may provide more meaningful information to financial statement users

•

Similar to the Asset Management segment, Wholesale segment revenue in Note 22 is also limited to non-interest revenue and net interest revenue while in Item 5 on page 55 you provide revenue separately for Global Markets and Investment Banking with Global Markets being further broken down into fixed income and equity components in the narrative on page 56.

•

In Item 2.2(1) of your Quarterly Report for September 30, 2020 provided as Exhibit 1 to Form 6-K filed on November 25, 2020 you provide more granular detail for Investment Banking and Asset Management fees; and

Response:

As noted above, we plan to enhance the presentation level of detail in the revenue disaggregation disclosed in the footnotes to our consolidated financial statements. However, we respectfully note that, based on our understanding of the purpose of Item 5, which is to provide management’s explanation of factors that have affected the company’s financial condition and results of operations and management’s assessment of factors and trends which are anticipated to have a material effect on the company’s financial condition and results of operations, we do not believe that it is required or necessarily preferable to include the same level of detail in Item 5 and the footnotes to the financial statements. Moreover, when choosing the information to present in Item 5, we focused particularly on providing supplemental information that our management believes is useful and material to investors, meaning that the supplemental information provided in Item 5 may differ among our segments and our consolidated presentation.

•

Tell us how you considered the guidance in ASC 280-10-50-28 with regard to additional measures in the allocation of resources considering net revenue from Americas represented 17.8% of total consolidated net revenue whereas the related contribution to total consolidated income (loss) before income taxes from Americas was only 3% and net revenue from Japan represented 71.5% of total consolidated net revenue whereas the related contribution to total consolidated income (loss) before income taxes from Japan was 94.7%.

Response:

We note the guidance in ASC 280-10-50-28 and would advise that our chief operating decision maker primarily uses net revenue and income (loss) before income taxes in order to determine performance of our business segments and to allocate resources between these business segments. While secondary measures may also be considered, net revenue and income (loss) before taxes are presented under ASC 280 as those are determined in accordance with the measurement principles most consistent with those used in preparing corresponding US GAAP amounts included in our consolidated financial statements used in our filings.

*    *     *    *    *

Nomura acknowledges that:

•	Nomura is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	Nomura may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by mail.

Very truly yours,

/s/ Takumi Kitamura
Takumi Kitamura
Chief Financial Officer

cc:	Michelle Miller
(Division of Corporation Finance,
U.S. Securities and Exchange Commission)

Keiji Hatano
(Sullivan & Cromwell LLP)

Hiroki Matsumura
(Ernst & Young ShinNihon LLC)